FILE NO. 082-03311

(Translation)



June 6, 2007

Dear Sirs,



Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda, President & CEO (Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Kazuhisa Shibata, General Manager of Public Relations Department (Tel: 03 - 3572 - 5111)



**Shiseido and Nihon Schering have concluded a joint business agreement on the ethical drug "l'estrogel® 0.06%" for women in menopause generation**

Shiseido Co., Ltd. (Head Office: Chuo-ku, Tokyo, President: Shinzo Maeda, hereinafter referred to as Shiseido) and Nihon Schering K.K. (Head Office: Osaka City, President: Jean-Luc Lowinski, hereinafter referred to as Nihon Schering) concluded a joint business agreement on "l'estrogel® 0.06%" (hereinafter referred to as l'estrogel®) on April 25, 2007.

"l'estrogel®" is an ethical drug that improves the symptoms peculiar to the menopause generation* by applying natural estrogen on the arms. This product is the first gel preparation in Japan with no metabolization in the liver and less irritability on the skin. Overseas, the product has a history of over 30 years since Laboratoires Besins International, France, obtained approval in 1974 and has been approved or marketed in more than 100 countries to date.

In Japan, Shiseido started the development as an ethical drug from 1995 and obtained a manufacturing and marketing approval from the Ministry of Health, Labour and Welfare in October, 2006 as a new drug. Nihon Schering will start exclusive sales of "l'estrogel®" based on the joint business agreement.

It is generally known today in Japan that many of 20,000,000 women in the menopause generation have various discomforts (vasomotor disturbances including hot flush). Shiseido with its corporate motto "Be beautiful for a moment and for a lifetime." supports the beauty and health of people with emphasis on the cosmetic business. Nihon Schering aims at becoming a healthcare partner of Japanese women through its achievements as a global leader in the area of women's healthcare. Together, they will fulfill the needs of the menopause generation in Japan with "l'estrogel®".

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Nihon Schering wants to contribute to quality aging (QA) by supporting women in the menopause generation who wish to enjoy their daily lives actively in their own style as long as possible. With "l'estrogel®", Nihon Schering will expand its line-up of products for women improving their quality of life (QOL) and quality aging (QA).

* The "menopause generation" refers to the women in the age group who are facing various mental and physical discomforts due to estrogen deficiency for about 10 years before and after menopause (about 50 years of age).

**About "l'estrogel®"**
"l'estrogel®" is a gel preparation containing the natural female hormone (estradiol), which is the same as that secreted from the ovaries, and it supplements female hormone into the body by rubbing it on the arms. It is the first gel preparation in Japan characterized by no metabolism in the liver, less irritability to the skin, and easy to use with a metered dose bottle that dispenses a constant amount of gel. "l'estrogel®" is an ethical drug (indications: climacteric disturbance and vasomotor and nervous disorder accompanying ovarian deficiency symptom, hot flush and perspiration).

**About Shiseido**
Shiseido Co., Ltd. was founded in 1872 as Japan's first Western-style pharmacy in the Ginza District in Tokyo and entered the cosmetics business in 1897. Based on the corporate mission of "identifying new, richer sources of value to create beauty in daily lives and culture," Shiseido has been expanding its business operations centered on the cosmetics business as well as the toiletries business, healthcare business (health & beauty foods and over-the-counter drugs) and frontier science business (medical-use pharmaceuticals, aesthetic treatments, chromatography and raw materials). In the pharmaceuticals business, Shiseido established Shiseido Pharmaceuticals Co., Ltd. in 1987 and subsequently entered the over-the-counter drugs business in 1988 and the medical-use pharmaceuticals business in 1993. Main products in this field include Opelead, an ophthalmic surgical aid containing hyaluronic acid which is also used as basic cosmetic ingredient and Casal, an antiviral drug that utilize Shiseido's cosmetics formulation technology .

**About Nihon Schering**
Nihon Schering will merge with Bayer Yakuhin, Ltd. in July 2007 and start as the Bayer Schering Pharma Division specialized in the ethical drug business. Its headquarters, Bayer Schering Pharma AG, is a worldwide leading specialty pharmaceutical company located in Berlin, Germany. Its research and business activities are focused on the following 6 areas: Women's Healthcare, Diagnostic Imaging, Specialized Therapeutics, Hematology/Cardiology, Primary Care, and Oncology. With innovative products, Bayer Schering Pharma AG aims for leading positions in specialized markets worldwide. Using new ideas, Bayer Schering Pharma AG aims to make a contribution to medical progress and strives to improve the quality of life.

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